EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

November 4, 2011	For More Information Contact: Mark D. Curtis, Senior Vice President and Treasurer (516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES INCREASES IN NET INCOME FOR THE NINE AND THREE MONTHS ENDED
SEPTEMBER 30, 2011

Glen Head, New York, November 4, 2011 (GLOBE NEWSWIRE) – The First of Long Island Corporation (Nasdaq: FLIC) reported net income of $14.7 million, or $1.66 per share, for the first nine months of 2011 versus $14.3 million, or $1.85 per share, for the same period last year.  Gains on sales of securities were $122,000 versus $1.7 million for the same period last year.  Excluding these gains from each period, net income is up $1.4 million, or 10.3%.  Earnings per share for the current period includes the dilutive effect of 1.4 million shares of common stock sold in July 2010, while the same period last year only includes the dilutive effect of such sale for most of the third quarter.  Net income for the third quarter of 2011 was $5.3 million, or $.60 per share, as compared to $4.7 million, or $.55 per share, for the same quarter last year.

The increase in net income for the first nine months of this year is primarily attributable to an increase in net interest income of $2.2 million and a reduction in income tax expense of $585,000.  Income tax expense declined primarily because of an increase of $1.5 million, or 20.7%, in tax-exempt income on municipal securities and, to a much lesser extent, a small decrease in income before income taxes.  Largely offsetting the positive impact of the aforementioned items was the decrease in gains on sales of securities and an increase in occupancy and equipment expense of $479,000.  The increase in net income for the third quarter of this year was largely driven by an increase in net interest income of $967,000 and management’s ability to contain expenses despite growth in the Bank’s branch distribution system.

The increase in net interest income for the nine-month period is primarily attributable to growth in the average balances of all categories of interest-earning assets as partially offset by a fifteen basis point decline in net interest margin.  Loans and municipal securities, the Bank’s two highest yielding asset categories, grew by $85.1 million or 9.9%, and $58.7 million, or 25.1%, respectively, while taxable securities, the Bank’s lowest yielding asset category, grew by only $21.5 million, or 4.5%. On an overall basis, total average interest-earning assets increased by $168.5 million, or 10.7%, and, from the standpoint of profitability, the mix of such assets improved.  Funding the growth in interest-earning assets were increases in noninterest-bearing checking deposits of $47.3 million, capital of $36.2 million, savings, NOW and money market deposits of $70.4 million and long-term debt of $34.9 million.  Checking deposits and capital are both desirable funding sources from the standpoint that neither has an associated interest cost.  Net interest margin declined primarily because the negative impact of market driven declines in yield on both the Bank’s securities and loan portfolios outweighed the positive impact of management’s successful efforts to lower the overall rate paid by the Bank on interest-bearing liabilities.  The reduction in such overall rate would have been greater had management not engaged in a liability extension strategy.  This strategy involved the promotion of higher cost, longer-term time deposits, additional long-term borrowings, and being less aggressive in pricing money market and shorter-term time deposits.  This strategy results in paying more for funding today in exchange for possibly reducing the negative impact that future increases in interest rates could have on the Bank’s earnings.

Occupancy and equipment expense increased when comparing the nine-month periods largely due to branch expansion.  Since the beginning of 2010, the Bank opened six new branches.  Despite the cost of personnel needed to staff the new branches and the impact of normal annual salary increases, salaries for the first nine months of 2011 were only slightly higher than the same period last year and employee benefit expense declined by $210,000, or 5.0%.  Salary expense was contained by partially staffing the new branches with experienced personnel from existing branches and through staff reductions due to attrition.   As a result of these efficiency measures, the number of full-time-equivalent employees was unchanged when comparing the end of the current nine-month period to the same period last year. Management believes that these efficiency measures were executed without compromising internal controls or service quality.  A significant portion of the decrease in employee benefit expense is attributable to a decrease in retirement plan expense.

The Bank’s allowance for loan losses to gross loans (“reserve coverage ratio”) was 1.55% and 1.60%, respectively at the beginning and end of the current nine-month period compared to 1.25% and 1.41%, respectively, at the beginning and end of the comparable period last year.   The $2.6 million provision for loan losses for the first nine months of this year is primarily attributable to loan growth, the impact of a $1.3 million chargeoff on one loan transferred to the held for sale category and the 5 basis point increase in the reserve coverage ratio.  The $2.4 million provision for the first nine months of last year was also attributable to loan growth and, additionally, the 16 basis point increase in the reserve coverage ratio.  The increases in the reserve coverage ratio during each nine month period were largely driven by management’s assessment of national and local economic conditions.  The credit quality of the Bank’s loan portfolio remains excellent as evidenced by, among other things, a low level of delinquent loans.  Total delinquent loans amounted to $3.8 million at September 30, 2011, comprised of loans past due 30 to 89 days of $777,000 and nonaccrual loans of $3.0 million.  In addition, although troubled debt restructurings increased by $2.8 million during the current nine-month period, they remain low at $5.4 million.  Of these loans, $3.7 million are performing in accordance with their modified terms and $1.7 million are delinquent.  The credit quality of the Bank’s securities portfolio also remains excellent.  The Bank’s mortgage securities are backed by mortgages underwritten on conventional terms, and almost all of these securities are full faith and credit obligations of the U.S. government.  The remainder of the Bank’s securities portfolio consists principally of municipal securities rated AA or better by major rating agencies.

The Bank’s Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios were 8.93%, 20.46% and 21.72%, respectively, at September 30, 2011.  The strength of the Corporation’s balance sheet, from both a capital and asset quality perspective, positions the Bank for continued growth in a measured and disciplined fashion. Key strategic initiatives with respect to the Bank’s earnings prospects will continue to include loan growth and expansion of the Bank’s branch distribution system both on Long Island and in New York City.  However, interest rates are currently very low, loan demand by borrowers meeting the Bank’s underwriting guidelines is modest and future growth of the Bank’s municipal securities portfolio could be limited by the alternative minimum tax.  The persistence of these factors would likely result in a decline in net interest margin.  If that were to occur, and management is unable to offset the negative impact of the decline with increased revenue from existing or new product offerings, expense savings or other measures, the Bank’s profitability could decline.

Thus far in 2011, the Bank opened two full service branches on Long Island, one in Point Lookout and one in Massapequa.  There are no additional branch openings scheduled for the balance of 2011.

BALANCE SHEET INFORMATION

	9/30/11	12/31/10
	(in thousands)

Total Assets	$1,940,018	$1,711,023

Loans:
Commercial and industrial	43,454	39,055
Secured by real estate:
Commercial mortgages	449,235	416,946
Residential mortgages	365,154	334,768
Home equity	100,226	103,829
Consumer	4,766	5,790
	962,835	900,388
Net deferred loan origination costs	2,739	2,571
	965,574	902,959
Allowance for loan losses	(15,483)	(14,014)
	950,091	888,945
Investment Securities:
U.S. government agencies	5,155	5,155
State and municipals	334,083	264,906
Pass-through mortgage securities	85,145	91,496
Collateralized mortgage obligations	475,271	378,136
	899,654	739,693
Deposits:
Checking	422,807	386,797
Savings, NOW and money market	804,062	637,975
Time, $100,000 and over	179,482	178,901
Time, other	97,666	89,265
	1,504,017	1,292,938

Borrowed Funds	230,085	253,590

Stockholders' Equity	185,900	156,694

Share and Per Share Data:
Common Shares Outstanding at Period End	8,786,910	8,707,665
Book Value Per Share	$ 21.16	$ 17.99
Tangible Book Value Per Share	$ 21.13	$ 17.97

INCOME STATEMENT INFORMATION

	Nine Months Ended		Three Months Ended
	9/30/11	9/30/10	9/30/11	9/30/10
	(dollars in thousands, except per share data)

Net Interest Income	$43,676	$41,481	$15,021	$14,054
Provision for Loan Losses	2,637	2,423	754	825
Net Interest Income after Loan
Loss Provision	41,039	39,058	14,267	13,229

Gains on Sales of Securities	122	1,719	-	-
Other Noninterest Income	4,729	4,931	1,569	1,778
Noninterest Expense	27,243	26,877	9,040	8,945
Income Before Income Taxes	18,647	18,831	6,796	6,062
Income Tax Expense	3,918	4,503	1,510	1,357
Net Income	$14,729	$14,328	$5,286	$4,705

Share and Per Share Data:
Weighted Average Common &
Common Equivalent Shares	8,849,204	7,735,215	8,852,398	8,505,970
Basic EPS	$ 1.68	$ 1.88	$ .60	$ .56
Diluted EPS	$ 1.66	$ 1.85	$ .60	$ .55
Cash Dividends Declared	$ .67	$ .62	$ .23	$ .22
Dividend Payout Ratio	40.36%	33.51%	38.33%	40.00%

Financial Ratios:
ROA	1.09%	1.17%	1.10%	1.13%
ROE	11.56%	14.29%	11.75%	11.83%
Net Interest Margin	3.67%	3.82%	3.59%	3.86%

ASSET QUALITY INFORMATION

	9/30/11	12/31/10
	(dollars in thousands)

Loan held for sale	$-	$1,000

Delinquent and nonaccrual loans*:
Past due 30 through 89 days	$777	$1,660
Past due 90 days or more and still accruing	-	-
Nonaccrual	3,012	2,936
	$3,789	$4,596

Troubled debt restructurings:
Not included in delinquent and nonaccrual loans	$3,772	$2,433
Included in delinquent and nonaccrual loans	1,658	193
	$5,430	$2,626

Other real estate owned	$-	$-

Allowance for loan losses	$15,483	$14,014
Allowance for loan losses as a percentage of total loans	1.60%	1.55%
Allowance for loan losses as a multiple of nonaccrual loans	5.1	4.8
* Excludes loan held for sale

AVERAGE BALANCE SHEET, INTEREST RATES AND INTEREST DIFFERENTIAL

	Nine Months Ended September 30,
	2011			2010
	Average Balance	Interest/ Dividends	Average Rate	Average Balance	Interest/ Dividends	Average Rate
Assets	(dollars in thousands)
Interest-bearing bank balances	$17,967	$31	.23%	$14,823	$24	.22%
Investment Securities:
Taxable.	495,744	12,253	3.30	474,198	12,913	3.63
Nontaxable (1)	292,410	13,111	5.98	233,695	10,859	6.20
Loans (1) (2)	940,346	35,762	5.07	855,257	34,115	5.32
Total interest-earning assets	1,746,467	61,157	4.67	1,577,973	57,911	4.89
Allowance for loan losses	(14,764)			(11,526)
Net interest-earning assets	1,731,703			1,566,447
Cash and due from banks	26,177			25,996
Premises and equipment, net	21,315			20,342
Other assets	30,379			28,538
	$1,809,574			$1,641,323

Liabilities and Stockholders' Equity
Savings, NOW & money market deposits	$718,230	2,936	.55	$647,799	3,165	.65
Time deposits	272,888	4,501	2.21	288,747	4,544	2.10
Total interest-bearing deposits	991,118	7,437	1.00	936,546	7,709	1.10
Short-term borrowings	27,699	76	.37	31,958	91	.38
Long-term debt	196,916	5,488	3.73	162,000	4,920	4.06
Total interest-bearing liabilities	1,215,733	13,001	1.43	1,130,504	12,720	1.50
Checking deposits	413,525			366,236
Other liabilities	10,015			10,495
	1,639,273			1,507,235
Stockholders' equity	170,301			134,088
	$1,809,574			$1,641,323

Net interest income (1)		$48,156			$45,191
Net interest spread (1)			3.24%			3.39%
Net interest margin (1)			3.67%			3.82%

(1)
Tax-equivalent basis.  Interest income on a tax-equivalent basis includes the additional amount of interest income that would have been earned if the Corporation's investment in tax-exempt loans and investment securities had been made in loans and investment securities subject to Federal income taxes yielding the same after-tax income.  The tax-equivalent amount of $1.00 of nontaxable income was $1.52 in each period presented based on a Federal income tax rate of 34%.

(2)	For the purpose of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934.  Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”.  The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements.  In addition, the Corporation assumes no duty to update forward-looking statements.

For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended September 30, 2011.  The Form 10-Q will be available through the Bank’s Internet website at www.fnbli.com on or about November 9, 2011, after it is electronically filed with the Securities and Exchange Commission (“SEC”).  Our SEC filings are also available on the SEC’s Internet website at www.sec.gov.  You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549.  You should call 1-800-SEC-0330 for more information on the public reference room.